FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-24900


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             ITI TECHNOLOGIES, INC.
                            2266 Second Street North
                         North St. Paul, Minnesota 55109

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN


        ----------------------------------------------------------------







                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        as of December 31, 1997 and 1996

                    and for the year ended December 31, 1997

                           AND SUPPLEMENTAL SCHEDULES

                             as of December 31, 1997

                           and for the year then ended

                                      INDEX

                                   ----------


                                                                         Page(s)
                                                                         -------

Report of Independent Accountants                                          2

Financial Statements:
  Statements of Net Assets Available for Plan
  Benefits as of December 31, 1997 and 1996                                3

  Statement of Changes in Net Assets
  Available for Plan Benefits, With
  Fund Information, for the year ended
  December 31, 1997                                                        4

Notes to Financial Statements                                              5 - 8


Supplemental Schedules:
  Line 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1997                            9

  Line 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1997                                   10

Exhibits                                                                   11

Signatures                                                                 11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of
Interactive Technologies, Inc. 401(K) Investment Plan

We have audited the financial statements of the Interactive Technologies, Inc. 401(K) Investment Plan as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Interactive Technologies, Inc. 401(K) Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                          /s/  PricewaterhouseCoopers LLP
                                          PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 23, 1998

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 1997 and 1996

                                                  1997            1996
                                     ASSETS

Investments:
  Prudential mutual funds:
    Jennison Active Balanced Fund              $  391,719      $  344,107
    Stock Index Fund                            1,199,947         629,058
    World Fund                                    749,923         688,037
    Jennison Growth Fund                        1,681,530       1,228,893
    Moneymart Fund                                208,040         131,842
    Balanced Fund                                 566,494         522,978
    Government Income Fund                        138,405         147,446
                                               ----------      ----------
                                                4,936,058       3,692,361

  Guaranteed Interest Account                     421,143         325,903
  ITI Stock Fund                                  783,245
  Guaranteed Insurance Contracts                1,217,299       1,293,870
  Money Market Fund                                28,202          53,321
                                               ----------      ----------

     Total investments                          7,385,947       5,365,455

Employee contributions receivable                                     400
                                               ----------      ----------

            Total assets                        7,385,947       5,365,855

                                   LIABILITIES

Withholding taxes payable                                           7,201
                                               ----------      ----------

  Net assets available for plan benefits       $7,385,947      $5,358,654
                                               ==========      ==========

The accompanying notes are an integral part of the financial statements.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1997


                                                                         PARTICIPANT DIRECTED
                                 --------------------------------------------------------------------------------------------------
                                 JENNISON
                                 ACTIVE      STOCK                JENNISON                         GOVERNMENT   GUARANTEED   ITI
                                 BALANCED    INDEX       WORLD     GROWTH    MONEYMART   BALANCED    INCOME      INTEREST   STOCK
                                 FUND         FUND       FUND       FUND        FUND       FUND       FUND       ACCOUNT     FUND
Additions:
  Investment Income:
    Interest                                                                                                    $ 24,985
    Dividends                   $  9,360  $   11,100   $  8,419               $  8,447   $ 14,722   $  7,837
    Net appreciation in fair
     value of investments         36,612     221,968     17,535  $  311,888                48,810      2,897               $416,492
  Contributions:
    Employee                      60,512     218,796    137,328     260,290     35,942     80,531     28,352      58,034    129,360
    Employer                      11,355      33,394     22,339      40,581      8,331     15,969      5,103      10,643     20,691
                                --------  ----------   --------  ----------   --------   --------   --------    --------   --------
        Total additions          117,839     485,258    185,621     612,759     52,720    160,032     44,189      93,662    568,543

Deductions:
  Benefits paid to participants  (22,861)    (69,315)   (31,474)    (81,459)   (19,089)   (67,790)    (4,112)    (24,700)    (4,755)
                                --------  ----------   --------  ----------   --------   --------   --------    --------   --------
Increase (decrease) prior to
  interfund transfers             94,978     415,943    154,147     531,300     33,631     92,242     40,077      68,962    563,788

Interfund transfers              (47,366)    154,946    (92,261)    (78,663)    42,567    (48,726)   (49,118)     26,278    219,457
                                --------  ----------   --------  ----------   --------   --------   --------    --------   --------

Net increase (decrease)           47,612     570,889     61,886     452,637     76,198     43,516     (9,041)     95,240    783,245

Net assets available for plan
 benefits:
  Beginning of year              344,107     629,058    668,037   1,228,893    131,842    522,978    147,446     325,903
                                --------  ----------   --------  ----------   --------   --------   --------    --------   --------

  End of year                   $391,719  $1,199,947   $749,923  $1,681,530   $208,040   $566,494   $138,405    $421,143   $783,245
                                ========  ==========   ========  ==========   ========   ========   ========    ========   ========


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                    NON-PARTICIPANT
                                        DIRECTED
                                ----------------------

                                GUARANTEED    MONEY
                                INSURANCE     MARKET
                                CONTRACTS      FUND      OTHER       TOTAL
Additions:
  Investment Income:
    Interest                    $   55,977    $                   $   80,962
    Dividends                                   1,776                 61,661
    Net appreciation in fair
     value of investments
     of investments                                                1,058,202
  Contributions:
    Employee                                           $   (400)   1,008,745
    Employer                                                         168,406
                                ----------    -------  --------   ----------
        Total additions             55,977      1,776      (400)   2,377,976

Deductions:
  Benefits paid to participants               (32,329)    7,201     (350,683)
                                ----------    -------  --------   ----------
Increase (decrease) prior to
  interfund transfers               55,977    (30,563)    6,801    2,027,293

Interfund transfers               (132,548)     5,434
                                ----------    -------  --------   ----------

Net increase (decrease)            (76,571)   (25,119)    6,801    2,027,293

Net assets available for plan
 benefits:
  Beginning of year              1,293,870     53,321    (6,801)   5,358,654
                                ----------    -------  --------   ----------

  End of year                   $1,217,299    $28,202         -   $7,385,947
                                ==========    =======  ========   ==========

The accompanying notes are an integral part of the financial statements.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN

The following description of the Interactive Technologies, Inc. 401(K) Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

GENERAL
The Plan is a contributory defined contribution plan available to all eligible employees of Interactive Technologies, Inc. (the Company), a wholly owned subsidiary of ITI Technologies, Inc. (ITI). The Company is the plan sponsor and administrator. Three employees of the Company have been appointed trustees of the Plan. The Prudential Insurance Company of America (Prudential) is the custodian of the Plan's assets, except for the guaranteed insurance contracts, for which the custodians are the respective insurance companies, and the money market fund, for which The Vanguard Group is the custodian. Employee participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS
Participants may contribute up to a maximum of 18% of their compensation. Matching contributions by the Company for the benefit of participants are discretionary and are determined annually by the Board of Directors. For 1997, Company matching contributions were equal to 50% of each participant's contributions to a maximum of 1.5% of each participant's compensation. The Company also has the option to make a discretionary profit sharing contribution to the Plan. During 1997, the Company did not make a profit sharing contribution to the Plan.

PARTICIPANT ACCOUNTS
As of December 31, 1997, contributions are invested, at the participant's direction, in the following investment funds:

Prudential Jennison Active Balanced Fund: Consists of investments in equity securities, fixed-income securities and money market instruments.

Prudential Stock Index Fund: Consists of investments in equity securities that are as a group, designed to duplicate the price and yield performance of the S&P 500.

Prudential World Fund: Consists of investments of at least 65% in common stock and preferred stock of foreign issuers, and up to 35% in other equity-related securities of foreign issuers; common stock, preferred stock and other equity-related securities of U.S. issuers; investment grade debt securities of domestic and foreign corporations, governments, governmental entities and supranational entities; and high-quality domestic money market instruments and short-term fixed income securities.

Prudential Jennison Growth Fund: Consists primarily of investments in common stock, preferred stock and securities convertible into common stock of established companies which Prudential has stated as having above average growth prospects.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN (CONTINUED)

Prudential Moneymart Fund: Consists of investments in money market instruments with maturities of thirteen months or less.

Prudential Balanced Fund: Consists of investments in a diversified portfolio of equity securities (including securities convertible into equity securities), debt obligations and money market instruments.

Prudential Government Income Fund: Consists of investments in U.S. Government securities, including U.S. treasury bills, notes, bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities, and investments in various derivative transactions such as the purchase and sale of put and call options.

Guaranteed Interest Account: Consists of investments in fixed income securities with short to intermediate maturities.

ITI Stock Fund: Consists of investments in common stock of ITI.

The allocation of the participant's contributions to these investment funds is selected by the participant and may be changed daily.

Non-participant directed investments consist of investments in guaranteed insurance contracts and money market instruments and represent investments of the Plan prior to the provision of participant directed investment options. The plan is in the process of liquidating these investments. However, amounts which may be withdrawn from the insurance contracts without penalty are restricted as defined by the terms of the contracts. Amounts withdrawn from the insurance contracts are allocated to each participants' accounts based on the participants' relative investment percentage in such contracts.

Each participant's account is credited with the participant's contributions and his or her share of employer contributions, if any. Allocation of investment income is based on the value of participants' accounts at the close of each day.

As of December 31, 1997, approximately 414 employees were participating in the Plan and the approximate number of participants in each investment fund was as follows:

         Prudential Jennison Active Balanced Fund             128
         Prudential Stock Index Fund                          230
         Prudential World Fund                                181
         Prudential Jennison Growth Fund                      272
         Prudential Moneymart Fund                             86
         Prudential Balanced Fund                             157
         Prudential Government Income Fund                     82
         Guaranteed Interest Account                          129
         ITI Stock Fund                                       109

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN (CONTINUED)

VESTING
Participants are immediately fully vested in the value of their accounts, including participant and Company contributions and related net investment earnings.

PAYMENT OF BENEFITS
Vested interests are distributed to participants upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

PLAN EXPENSES
Administrative expenses of the Plan are paid by the Company.

PLAN TERMINATION
While the Company has not expressed any intent to discontinue the Plan, it is free to do so at any time. In the event the Company terminated the Plan, the net assets of the Plan will be allocated among the participants or beneficiaries based on the participants' account balances.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis. The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles.

VALUATION OF INVESTMENTS
Investments in money market funds are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of these funds. Investments in Prudential mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of these funds. The Guaranteed Interest Account is stated at fair value, which approximates contract value. Fair value represents contributions made under the contract plus interest at the guaranteed rate, less funds used to pay benefits.

Investments in guaranteed insurance contracts are valued at fair value as determined by the insurance company which approximates contract value, representing cost of contributions plus interest earned, less funds used to pay benefits. The viability and return of each of the guaranteed insurance contracts is dependent on, among other factors, the financial results of the underlying issuers. Investments in the ITI Stock Fund are recorded at the underlying fair value of ITI's common stock based on the quoted market price.

INTEREST AND DIVIDEND INCOME
Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex dividend date.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

USE OF ESTIMATES
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits in future periods.

3.       TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated September 22, 1995, indicating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (IRC) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information.

4.       PARTY-IN-INTEREST TRANSACTIONS

In 1997, at the participants' election, participant and employer matching contributions were invested in the ITI Stock Fund consisting of ITI common stock. In 1997, purchases and sales of ITI common stock were $1,455,669 and $1,090,916, respectively.

In 1997, at the participants' election, participant and employer matching contributions were invested in the Guaranteed Interest Account and mutual funds under the control of Prudential. In 1997, purchases and sales of these investments were $3,003,204 and $2,057,912, respectively.

                             SUPPLEMENTAL SCHEDULES

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1997
                                 EIN 41-1387419
                                 Plan Number 001

                                                                              (c)
                  (b)                                  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                      (e)
(a)  IDENTITY OF ISSUE, BORROWER,                                RATE OF INTEREST, COLLATERAL                   (d)          CURRENT
     LESSOR OR SIMILAR PARTY                                         PAR OR MATURITY DATE                       COST          VALUE
     The Vanguard Group                               Money Market Fund, 28,202 units                       $  28,202     $   28,202
 *   ITI Technologies, Inc. (ITI)/The Prudential
       Insurance Company of America (Prudential)      ITI Stock Fund, 36,011 units                            709,107        783,295
     Guaranteed insurance contracts:
                                                      Guaranteed  Insurance  Contract, #ON890313, 4.5%,
       American Life                                  maturing April 1, 2019                                  120,839        120,839
                                                      Guaranteed Insurance Contract, #2990002645, 5.0%,
       Bradford National Life                         maturing January 28, 2000                               166,890        166,890
                                                      Guaranteed Insurance Contract, #10GA001586, 5.8%,
       Massachusetts General Life                     maturing January 29, 2015                               213,008        213,008
                                                      Guaranteed Insurance Contract, #10GA009835, 4.0%,
       Massachusetts General Life                     maturing March 23, 2022                                 132,212        132,212
                                                      Guaranteed Insurance Contract, #10GA006548, 4.2%,
       Massachusetts General Life                     maturing January 29, 2014                               211,497        211,497
                                                      Guaranteed  Insurance  Contract, #US097474, 4.7%,
       USG Life                                       maturing June 5, 2021                                   372,853        372,853

 *   Prudential                                       Guaranteed Interest Account, 6.3%                       421,143        421,143
     Mutual funds:
 *     Prudential                                     Jennison Active Balanced Fund, 27,463 units             380,401        391,719
 *     Prudential                                     Stock Index Fund, 37,069 units                          935,407      1,199,947
 *     Prudential                                     World Fund, 40,049 units                                709,394        749,923
 *     Prudential                                     Jennison Growth Fund, 107,515 units                   1,501,432      1,681,530
 *     Prudential                                     Moneymart Fund, 131,996 units                           208,040        208,040
 *     Prudential                                     Balanced Fund, 41,705 units                             590,070        566,494
 *     Prudential                                     Government Income Fund, 16,698 units                    133,874        138,405
                                                                                                           ----------     ----------
               Total investments                                                                           $6,834,369     $7,385,947
                                                                                                           ==========     ==========

*Denotes party-in-interest.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997
                                 EIN 41-
                                 Plan Number 001

                                                                                                            (h)
                                                                                                       CURRENT VALUE
           (a)                                                (c)            (d)             (g)       OF ASSET ON         (i)
       IDENTITY OF                     (b)                  PURCHASE       SELLING         COST OF     TRANSACTION      NET GAIN
     PARTY INVOLVED            DESCRIPTION OF ASSET           PRICE         PRICE           ASSET          DATE          (LOSS)
Series of Transactions:

Prudential                  Guaranteed Interest Account      507,897                       507,897       507,897
                                                                            412,657        412,657       412,657

Prudential                  Jennison Active Balanced Fund    188,358                       188,358       188,358
                                                                            149,546        137,248       149,546          12,298


ITI/Prudential              ITI Stock Fund                 1,455,669                     1,455,669     1,455,669
                                                                          1,090,916        751,932     1,090,916         338,984

Prudential                  Stock Index Fund                 652,571                       652,571       652,571
                                                                            283,830        237,640       283,830          46,190

Prudential                  Jennison Growth Fund             769,258                       769,258       769,258
                                                                            486,384        450,549       486,384          35,835

Prudential                  World Fund                       415,946                       415,946       415,946
                                                                            355,559        317,333       355,559          38,226

Prudential                  Balanced Fund                    232,185                       232,185       232,185
                                                                            172,069        172,020       172,069              49
Single Transactions:

Prudential                  Guaranteed Interest Account      343,556                       343,556       343,556

ITI/Prudential              ITI Stock Fund                   615,590                       615,590       615,590
                                                                            436,400        296,118       436,400        140,282


Note (1): Columns (e) and (f) were not included as they are not applicable. Note (2): Series of transactions are inclusive of single transactions for each respective fund.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                                    EXHIBITS


The following documents are filed as exhibits to this Report:

Exhibit No.                      Document
-----------                      --------

   23                            Consent of Independent Accountants




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       INTERACTIVE TECHNOLOGIES, INC. 401(K)
                                         INVESTMENT PLAN


DATE  July 14, 1998                     By:   /s/ Charles A. Durant
                                             ------------------------
                                              Charles A. Durant
                                              Vice President and General Counsel

                                  EXHIBIT INDEX


Exhibit No.   Document                             Method of Filing
-----------   --------                             ----------------

    23        Consent of Independent Accountants   Filed herewith electronically